UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

September 11, 2012	Commission File Number: 0001284823

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Selected Preliminary Fiscal Third Quarter 2012 Financial Results and Announces Date of Third Quarter Conference Call and Webcast

Havant, UK — September 11, 2012 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of data storage technology, today announced selected preliminary financial results for its fiscal third quarter, which ended August 31, 2012.

The Company expects revenue for the third quarter of 2012 to be between $271 million and $276 million compared to the previously guided revenue range of $313 million to $373 million.

The Company expects gross margin to be between 18.0% and 18.5%.

“Our preliminary financial results for the third quarter reflect reduced demand from a number of our large OEM customers in our Enterprise Data Storage Solutions segment. In addition, the preliminary results reflect specific technical and performance requirements that have not been met to date and therefore have delayed product acceptance and revenue recognition for our latest Capital Equipment and High Performance Computing products,” said Steve Barber, CEO of Xyratex. “While the deferral in meeting the specific acceptance testing criteria for our new solutions is disappointing, we are working very closely with our customers to meet the required acceptance specifications and I am very encouraged by the fact that the overall customer feedback for these products is positive.”

Barber continued, “In light of the macro-economic environment and concerns indicated by a number of our customers, we are reviewing our fiscal fourth quarter planning assumptions and will be aligning our business assumptions with our revised estimates of demand.”

The preliminary fiscal third quarter financial results presented in this press release are estimates and remain subject to finalization and review.

Fiscal Third Quarter Conference Call Information

The company will report final fiscal third quarter results on Tuesday, October 2, 2012, and will host a conference call to discuss the results at 1:30 p.m. PT/4:30 p.m. ET on that day.

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(800) 561-2731
Outside the United States	(617) 614-3528
Passcode	86990813

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through October 9, 2012 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	33193526

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our estimated revenue and gross margin for the third quarter. These statements are only preliminary estimates or predictions, are subject to change and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any expected results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include the inherent uncertainty associated with financial estimates, the possibility that the financial estimates will change after further review or due to discovery of additional or revised information or subsequent events, our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, changes in our customers volume requirements, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the estimates and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry and hard disk drive (HDD) capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing

communities. As the largest capital equipment supplier to the HDD industry, Xyratex enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contact:

Brad Driver

Vice President of Investor Relations

Tel:  +1 (510) 687-5260

Email: brad_driver@xyratex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: September 11, 2012	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer